[LOGO] TIAA-CREF Life Insurance Company
       730 Third Avenue
       New York, NY 10017-3206
       212 490-9000  1 800 223-1200

                                                            Exhibit 1.A(5)(a)(5)

                         WAIVER OF MONTHLY CHARGES RIDER

Under this rider, we won't deduct monthly charges from your policy while the person insured by the policy is totally disabled.

We'll waive monthly charges as long as your policy and this rider are in force, and you have given us satisfactory proof that:

o the total disability began before the person insured by the policy reached age 65

o the person insured by the policy has been totally disabled for at least six consecutive months without any period of recovery.

WHAT WE MEAN BY TOTALLY DISABLED OR TOTAL DISABILITY

o During the first two years of the disability, totally disabled or total disability means, due to sickness or bodily injury, the person insured by the policy can't carry out substantially all of the duties of the regular job or occupation he or she was trained for at the time the disability began

o After two years of being disabled, totally disabled or total disability means, due to sickness or bodily injury, the person insured by the policy can't carry out substantially all of the duties of any job that he or she is reasonably qualified for based on education, training or experience.

We'll consider a person totally disabled, even if he or she is still working, if there is a total and permanent loss of:

o    sight in both eyes

o    the use of both hands or both feet or

o    the use of one hand and one foot.

Total disability can't be caused by:

o    an intentionally self-inflicted injury or

o war while the person insured by the policy is in the military service or in any auxiliary or noncombatant unit serving with the military. War includes declared or undeclared war, or any armed conflict or resistance by any country or international organization.

If the same illness or injury causes more than one period of disability, we'll treat the periods as one continuous period of disability. However, there can't be any periods of recovery lasting six months or longer in between the periods of disability.

HOW TO MAKE A CLAIM

You must send your notice of claim in a form satisfactory to us along with satisfactory proof of the total disability while the person insured by the policy is living and is totally disabled. If the person dies before we receive your claim and proof and you demonstrate to us that you sent them as soon as was reasonably possible, we may still accept your claim.

We'll deduct from your policy value any monthly charges that are due before we approve your claim. You'll find more about this in Monthly charges. Once we approve your claim, we'll retroactively adjust your policy value by adding any monthly charges that became due after the total disability began. However, we won't refund any monthly charges that were due more than a year before we received your claim and proof.

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Sending us ongoing proof of the disability

During the first two years of the disability, we may require you to send us further proof in a form satisfactory to us at reasonable times that the person insured by the policy is still disabled. After two years, we won't ask you to send us proof more than once a year. As part of the proof, we may require the person insured by the policy to be examined by a doctor that we choose and pay for. If we don't get the proof we need, we'll stop waiving the monthly charges.

How your policy is affected

We'll continue to accept your premium payments and deduct premium expense charges. We won't allow you to:

o    increase your policy's face amount

o    change your death benefit option

o    add any riders to your policy.

If you have an automatic increase rider, we'll allow automatic increases in the face amount under the rider as long as the rider and this policy are in force. We won't deduct any monthly charges for these increases.

CHARGES

The cost of this rider is part of the monthly charge for this policy. We calculate it on each monthly charge date after we calculate the cost of insurance charge for your policy. The monthly charges for this rider will end when coverage under this rider ends.

The cost of this rider is divided into a cost for the initial face amount, any increases in face amount that you request, and any riders you add. Each piece of the cost is calculated by multiplying:

o the waiver of monthly charges factor for the initial face amount, face amount increase, or rider by

o the monthly charge, excluding the cost of this rider, for the initial face amount, face amount increase, or rider.

You'll find the waiver of monthly charges factor for the initial face amount and any riders in force on the policy date in Section 1 of your policy. The waiver of monthly charges factor is based on the age, gender and underwriting class of the person insured by the policy on the policy date, on any date you increase the face amount and on any date you add a rider. We'll send you new policy pages showing a new waiver of monthly charges factor if you increase the face amount or add any riders after the issue date of this policy.

We won't stop deducting any part of the monthly charge that's associated with any in force increase in the face amount that you requested if:

o the increase becomes effective on or after the policy anniversary when the person insured by the policy reaches age 65 or

o you give evidence of insurability satisfactory to us and we decide that the underwriting class for the increase doesn't qualify for the waiver.

We'll deduct any part of the monthly charge that isn't waived under this rider from the policy value. You'll find more about this in Monthly charges.

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CONTESTING THE VALIDITY OF THIS RIDER

We have the right to contest the validity of this rider for two years from its issue date, not including any period when the person insured by the policy is totally disabled. Once this rider has been in force for two years from the issue date during the lifetime of the person insured by this rider, not including any periods of total disability, we generally lose the right to contest its validity.

If you change your death benefit option from Option 1 to Option 2 or increase the face amount with evidence of insurability, we have the right to contest any waiver of monthly charges for any increase in the death benefit because of these changes. We have this right for two years from the date of the change during the lifetime of the person insured by the policy, not including any period when the person insured by the policy is totally disabled.

WHEN THIS RIDER BEGINS

We've issued this rider because you asked us on your application to add it to your policy. The rider is attached to your policy, it forms part of your policy, and the terms of the policy apply to it. The rider's issue date is shown in
Section 1 of your policy.

This rider doesn't have any policy value, and we don't use it to calculate how much you can borrow from your policy. Charges for this rider will, however, affect your policy value and how much you can borrow.

WHEN THIS RIDER WILL END

Your coverage under this rider will end on one of the following dates, whichever comes first:

o the date the person insured by the policy reaches age 65. This won't affect any valid claims you make to waive the monthly charges before that date.

o the date the grace period ends and you have not made the payment that is needed

o    the date you end or surrender this policy

o the date we receive at our administrative office your request in a form satisfactory to us to end this rider.

TIAA-CREF LIFE INSURANCE COMPANY
ADMINISTRATIVE OFFICE
730 THIRD AVENUE
NEW YORK, NY  [10017-3206]
[1-800-223-1200]



         [SIGNATURE]                                   [SIGNATURE]
_______________________________________       __________________________________
         Secretary                                     President

AM-SVWMC.1
Ed.12/01

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